SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report

For the month of December 2003

TRAMFORD INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Jing Tai Industrial Investment Company Limited
34th Floor, West Tower, Shun Tak Centre
200 Connaught Road Central, Hong Kong
(Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover for Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]	No [X]

PROXY STATEMENT
ELECTION OF DIRECTORS
Proposal 2
VOTING REQUIREMENTS
MISCELLANEOUS
Shareholder Proposals
Other Matters
Proxies
SIGNATURE

     Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s Notice of Annual Meeting and Proxy Statement for the Company’s 2003 Annual Meeting of Shareholders, to be held on January 20, 2004.

TRAMFORD INTERNATIONAL LIMITED

C/O 34th Floor, West Tower, Shun Tak Centre
200 Connaught Road Central, Hong Kong

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON JANUARY 20, 2004

To the shareholders of Tramford International Limited:

     NOTICE IS HEREBY GIVEN that the 2003 Annual Meeting of Shareholders (the ‘Meeting’) of Tramford International Limited (the ‘Company’) will be held at Shun Tak Centre, West Tower, 34th Floor, 200 Connaught Road Central, Hong Kong, Tuesday, January 20, 2004 at 10:00 a.m. Hong Kong time, to consider and act upon the following matters:

1.	To elect six (6) directors to serve until the next annual meeting of shareholders and until their respective successors are elected and qualified;

2.	To ratify and approve the appointment of PricewaterhouseCoopers as independent certified public accountants and auditors for the Company for the fiscal year ended December 31, 2003; and

3.	To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

     Information regarding the matters to be acted upon at the Meeting is contained in the accompanying Proxy Statement.

     The close of business on December 23, 2003 has been fixed as the record date for the determination of shareholders entitled to notice of and to vote at the meeting or any adjournment or postponement thereof.

By Order of the Board of Directors,

/s/ Michael Siu

Michael Siu, Secretary

December 9, 2003

It is important that your shares be represented at the Meeting. Each shareholder is urged to sign, date and return the enclosed proxy card which is being solicited on behalf of the Board of Directors. An envelope addressed to the Company’s transfer agent is enclosed for that purse and needs no postage if mailed in the United States.

TRAMFORD INTERNATIONAL LIMITED

C/O 34th Floor, West Tower, Shun Tak Centre
200 Connaught Road Central, Hong Kong

PROXY STATEMENT

     This Proxy Statement (the ‘Proxy Statement’) is furnished to the holders of common stock, par value US$.01 per share (‘Common Stock’), of Tramford International Limited (the ‘Company’) in connection with the solicitation by and on behalf of its Board of Directors of proxies (‘Proxy’ or ‘Proxies’) for use at the 2003 Annual Meeting of Shareholders (the ‘Meeting’) to be held on Tuesday, January 20, 2004 at 10:00a.m., Hong Kong times, at Shun Tak Center, West Tower, 34th Floor, 200 Connaught Road Central, Hong Kong, and at any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. The cost of preparing, assembling and mailing the Notice of Annual Meeting of Shareholders, the Proxy Statement and the Proxies is to be borne by the Company. The Company will also reimburse brokers who are holders of record of Common Stock for their expenses in forwarding Proxies and Proxy soliciting materials to the beneficial owners of such shares. In addition to the use of the mails, Proxies may be solicited without extra compensation by directors, officers and employees of the Company by telephone, telecopy, telegraph or personal interview. The approximated mailing date of this Proxy Statement is December 29, 2003.

     Unless otherwise specified, all Proxies, in proper form, received by the time of the meeting will be voted for the election of all nominees named herein to serve as directors and in favor of each of the proposals set forth in the accompanying Notice of Annual Meeting of Shareholders and described below.

     A Proxy may be revoked by a shareholder at any time before its exercise by filing with Michael Siu, the Secretary of the Company, at the address set forth above, an instrument of revocation or a duly executed proxy bearing a later date, or by attendance at the Meeting and electing to vote in person. Attendance at the Meeting will not, in and of itself, constitute revocation of a Proxy.

     The close of business on December 23, 2003 has been fixed by the Board of Directors as the record date (the ‘Record Date’) for the determination of shareholders entitled to notice of, and to vote at, the Meeting and any adjournment thereof. As of the Record Date, there were 6,895,697 shares of Common Stock outstanding. Each holder of Common Stock is entitled to one vote for each share held by such holder.

     A majority of the shares entitled to vote, represented in person or by proxy, is required to constitute a quorum for the transaction of business. Proxies submitted which contain abstentions or broker nonvotes will be deemed present at the Meeting for determining the presence of a quorum.

Proposal 1
ELECTION OF DIRECTORS

     At the Meeting, shareholders will elect six (6) directors to serve until the next annual meeting of shareholders and until their respective successors are elected and qualified. Unless otherwise directed, the persons named in the Proxy intend to cast all Proxies received for the election of Li Xiao Hong, Jiang Xin Hao, Li Guo Jie, Yu Xiang Dong, Zhu Xiao Hui and Benjamin Wah (collectively, the ‘Nominees’) to serve as directors upon their nomination at the Meeting. Except Zhu Xiao Hui, all Nominees currently serve on the Board of Directors and their terms expire at the Meeting. Each Nominee has advised the Company of his willingness to serve as a director of the Company. In case any Nominees should become unavailable for election to the Board of Directors for any reason, the persons named in the Proxies have discretionary authority to vote the Proxies for one or more alternative Nominees who will be designated by the Board of Directors.

Directors and Executive Officers

     The directors and executive officers of the Company and their present positions with the Company are as follows:

Name	Age	Positions with the Company

Li Xiao Hong	50	Chairman of the Board and President
Jiang Xin Hao	38	Chief Executive Officer and Director
Li Guo Jie	60	Director
Yu Xiang Dong (1)	37	Director
Benjamin Wah (1)	52	Director
Michael Siu	35	Secretary and Chief Financial Officer
Zhu Xiao Hui (1)	31	Director Nominee

(1)	Member of the Audit Committee

     Yu Xiang Dong, Zhu Xiao Hui and Benjamin Wah are independent directors and, if have been successfully elected, they will become members of the Audit Committee of the Company.

     All directors of the Company hold office until the next annual meeting of shareholders or until their successors have been elected and qualified. The officers of the Company elected by the Board of Directors at the first meeting after each annual meeting of the Company’s shareholders shall hold office pursuant to their terms of employment subject to the discretion of the Board of Directors.

Information about Nominees and Officers

     Set forth below is certain information with respect to each nominee and officer:

     Li Xiao Hong, as a nominee of Beijing Holdings Limited (‘Beijing Holdings’), has served as the Chairman of the Board and President of the Company, since March 2000, Mr Li also has served as the Chairman of the Board of Beijing BHL Networks Technology Company Limited (‘BHLNet’), a 76% subsidiary, since July 2000 and has served as the Deputy General Manager of Beijing Holdings. Mr. Li graduated from the Chinese University of Industry with a master’s degree. From 1992 to 2000, he served as the Vice Chairman of the Beijing First Light Industry Corporation. Prior thereto, he served as the general manager of the Beijing Glasses Corporation. Mr. Li has over 16 years experience in enterprise management.

     Jiang Xin Hao, as a nominee of Beijing Holdings, has served as the Chief Executive Officer and a Director of the Company since July 1996. He also has served as a director of BHLNet since July 2000. Mr. Jiang graduated from the Fudan University with a master’s degree. From August 1994 to May 1995, Mr. Jiang served as a manager of Beijing Holdings. Prior thereto, Mr. Jiang served as manager of the securities department of Don Fang Finance Company Limited, a finance company in the PRC.

     Yu Xiang Dong has served as an Independent Director of the Company since June 2000. In September 1997, he was appointed the Vice-President of the China Communications Securities Co. Ltd. and was appointed in April 2000 the president of the 21st High-tech Investment Co. Ltd. a fund specializing in investments in the high-tech industry. In 1995, he was appointed the General Manager of the Shanghai Branch of China Merchant Securities Ltd (‘CMS’), the third largest securities company in the PRC. He served from 1991 to 1994 as an assistant to the General Manager and as Manager of the IPO Division of the CMS. Mr. Yu has over 11 years’ experience in investment banking. Mr. Yu graduated from the Fudan University with a master’s degree.

     Professor Benjamin Wah has served as an Independent Director of the Company since June 2000. Mr. Wah was appointed the Vice President for publications of the IEEE Computer Society in 1998 and he became the President in 2000. In 1990, Mr. Wah was appointed a professor in the Department of ECE of the University of Illinois in Urbana and later became the R.T. Chien Professor of Engineering at the same university. From 1988 to 1989, Mr. Wah served as the Program Director of the National Science Foundation in Washington, DC. He served from 1979 to 1988 as an associate professor at Purdue University. Mr. Wah’s research has focused on the development and improvement of non-linear optimization algorithms, parallel algorithms, the design of computer network protocols and automated design of algorithms using-speed computers. Mr. Wah is also a keen contributor of articles published in well-recognized journals and magazines. Mr. Wah graduated from the University of California, Berkley with a Doctorate degree.

     Li Guo Jie, as a nominee of Great Legend Internet Technology and Service Co. Ltd. (‘Great Legend’), has served as the Dean of the Institute of Computing Technology (‘ICT’) of the Chinese Academy of Science (‘CAS’) since 1999. From 1987 until 1999, he worked in the CAS as senior researcher and was responsible for advanced and intelligent computing technology projects of the PRC. Mr. Li regularly releases research reports and valuable articles in international journals and currently is the Chief Editor of the Journal of Computer Science and Technology. Mr. Li obtained a bachelor’s degree from the Faculty of Physics in the Beijing University in 1968. He later obtained his master’s degree at the University of Science and Technology in Beijing in 1981 and a Doctorate Degree at Purdue University in 1985.

     Michael Siu has served as the Chief Financial Officer and Secretary of the Company since September 1997 and is responsible for the financial planning of the Company and its joint ventures in the PRC. Mr. Siu graduated from the City University of Hong Kong with a bachelor’s degree. He is fellow member of the Association of Chartered Certified Accountants and associate member of the Hong Kong Society of Accountants. Prior to his service with the Company, Mr. Siu served in international accounting firms and has over 6 years’ experience in business assurance and advisory services.

     Zhu Xiao Hui, aged 31, was a nominee of Independent Director of the Company. Mr. Zhu was a partner of the Tianyuan Law Firm in Beijing since 2001. Mr. Zhu specialized in merger and acquisition, restructuring and strategic investment in China. His client included multinational conglomerates such as Hewlett Packard, Agilent Technologies, Matsushita, Sinochem, China Resources and COSCO. Mr. Zhu graduated from the School of Law of the Beijing University with a master’s degree. He was nominated in 1999 by the American Bar Association to work in the Baker & McKenzie, Chicago office as a China law counsel.

     Compensation of Directors

     The Company did not pay any compensation to its directors in 2002.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information as the ownership of shares of the Company’s Common Stock as of December 5, 2003 with respect to (i) holders known to the Company to beneficially own more than five percent of the outstanding Common Stock, (ii) each director and nominee for director, and (iii) all directors and executive officers of the Company as a group.

Name and Address of	Amount and Nature of Beneficial	Percent of
Beneficial Shareholder (1)	Ownership	Class

Beijing Holdings
34/F, West Tower
Shun Tak Centre
200 Connaught Road Central
Hong Kong	4,372,882(2)(3)	63.41%

China Internet Technology Limited
(“China Internet”)
C/O 34/F., West Tower,
Shun Tak Centre,
200 Connaught Road Central
Hong Kong	1,186,441(4)	17.21%

Great Legend
C/O 34/F., West Tower,
Shun Tak Centre,
200 Connaught Road Central
Hong Kong	508,474(4)	7.37%

All officers and directors
As a group (3 persons)	6,067,797(2)(3)(4)	87.99%

(1)	Unless otherwise noted, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.

(2)	Included in the 4,372,882 shares owned by Beijing Holdings are a total of 974,576 shares owned in the name of CMEC Ceramics Holdings Limited (‘CMEC’) and 849,576 shares owned in name of Perfect Capital Holdings Limited (‘Perfect Capital’). CMEC, an initial shareholder of the Company, was previously owned by CMEC-GE Capital China Industrial Holding Limited. Pursuant to a sale and purchase agreement dated June 30, 2000, Beijing Holdings acquired the entire interest of CMEC. Pursuant to another sale and purchase agreement dated May 30, 2002, Beijing Holdings, through

Perfect Capital, a 100% subsidary, acquired the entire shares of the Company held by Oriental Patron China Investment Limited, another initial shareholder of the Company.

(3)	Li Xiao Hong, Chairman of the Board and President of the Company, is Deputy General Manager of Beijing Holdings and therefore he may be deemed to beneficially own the shares of Common Stock owned by Beijing Holdings. Mr. Li disclaims any beneficial interest in the shares of Common Stock owned by Beijing Holdings. In addition to Mr. Li, the Beijing Municipal government of the PRC, the principal shareholder of Beijing Holdings, may be deemed to beneficially own the shares of Common Stock owned by Beijing Holdings.

(4)	Pursant to a sale and purchase agreement dated June 30, 2002, China Internet and Great Legend acquired, respectively, 1,186,441 shares and 508,474 shares from China C&Y International Holdings Limited, another initial shareholder of the Company.

Proposal 2

RATIFICATION OF SELECTION
OF
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

     The Board of Directors believes it is appropriate to submit for approval by its shareholders its selection of PricewaterhouseCoopers, Hong Kong, as the Company’s independent certified public accountants and auditors for the fiscal year ending December 31, 2003.

     A representation of PricewaterhouseCoopers, Hong Kong is expected to be present at the Annual Meeting of Shareholders. That representation will have an opportunity to make a statement and will be available to respond to questions regarding this and any other appropriate matters.

VOTING REQUIREMENTS

     Directors are elected by a plurality of the votes cast as the Meeting (Proposal 1). The affirmative vote of a majority of votes cast at the Meeting will be required to ratify and approve the appointment of PricewaterhouseCoopers as independent certified public accountants and auditors of the Company for the fiscal year ended December 31, 2003 (Proposal 2). Abstentions and broker nonvotes with respect to any matter are not considered as votes cast with respect to that matter.

     The Board of Directors has unanimously recommended a vote in favor of the election of each Nominee named in the Proxy and in favor of Proposal 2.

MISCELLANEOUS

Shareholder Proposals

     Any shareholder proposal intended to be presented at the 2004 Annual Meeting of Shareholders must be received by the Company not later than June 30, 2004 for inclusion in the Company’s proxy statement and form of proxy for that meeting.

Other Matters

     Management does not intend to bring before the Meeting for action any matters other than those specifically referred to above and is not aware of any other matters which are proposed to be presented by others. If any other matters or motions should properly come before the Meeting, the persons named in the Proxy intend to vote thereon in accordance with their judgment on such matters or motions, including any matters or motions dealing with the conduct of the Meeting.

Proxies

     All shareholders are urged to fill in their choices with respect to the matters to be voted on, sign and properly return the enclosed form of Proxy.

By Order of the Board of Directors

/s/ Michael Siu

Michael Siu
Secretary

December 9, 2003

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRAMFORD INTERNATIONAL LIMITED (Registrant)

By:	/s/ Michael Siu

Name: Michael Siu
Title: Secretary

Date: December 9, 2003